Exhibit (a)(5)

NOVELL, INC.

OFFER TO EXCHANGE OPTIONS

NOTICE TO WITHDRAW FROM THE OFFER

Instructions: This Notice to Withdraw from the Offer relates to the stock option exchange offer described in the Novell, Inc. Offer to Exchange dated May 14, 2003. To withdraw from the offer, you must properly complete, sign and submit to us this Notice to Withdraw from the Offer no later than 5:00 p.m. Pacific Daylight Time on June 12, 2003, the expiration time of the offer, in accordance with the Offer Documents (defined below) and Instructions attached to this Notice to Withdraw from the Offer.

Before completing, signing and dating this Notice to Withdraw from the Offer, please read the Instructions attached to this Notice to Withdraw from the Offer and make sure that you have received, read and understand:

(a) The Offer to Exchange;

(b) The memorandum from Betty DePaola dated May 14, 2003;

(c) The Election Form; and

(d) This Notice to Withdraw from the Offer (together, as they may be amended from time to time, constituting the “Offer Documents”).

Decision to Withdraw from the Offer: By signing below, I acknowledge that I have received and read and understand the Offer Documents, that I have previously signed and returned my Election Form, in which I elected to participate in the offer, and that I have decided to reject participation in the offer. I understand that:

(a) I am withdrawing my acceptance of the offer;

(b) I will not receive any new option grants pursuant to the offer and I will keep the old option grants that I previously tendered, which will continue to be governed by the stock option plan under which they were granted and by the existing stock option agreements between Novell and me; and

(c) I may change this decision to withdraw from the offer, and once again elect to participate in the offer, by submitting to Novell a properly completed and executed original Election Form (or a facsimile of it), on or before 5:00 p.m. Pacific Daylight Time on June 12, 2003.

I WITHDRAW MY TENDER AND REJECT THE OFFER TO EXCHANGE ANY OLD OPTION GRANTS FOR NEW OPTIONS GRANTS.

Employee Signature	Employee Workforce ID Number

Employee Name (Please Print)	E-mail Address	Date and Time

(1)

INSTRUCTIONS TO THE NOTICE TO WITHDRAW FROM THE OFFER

FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1. Submission of Notice to Withdraw from the Offer.

To withdraw from the offer, you must submit to Novell, Inc. a properly completed and executed original of this Notice to Withdraw from the Offer (or a facsimile of it), on or before 5:00 p.m. Pacific Daylight Time on June 12, 2003, in one of the following ways:

•	The preferred method is for you to submit the Notice to Withdraw from the Offer online by accessing our Stock Option Exchange Web Site on Novell’s Innerweb at https://innerweb.novell.com/organizations/finance/shareholder_services/. Although all eligible employees can access the Stock Option Exchange Web Site, use of the online withdrawal process in the following countries will not be permitted due to local laws: Argentina, Austria, Brazil, France, Germany, Italy, the Netherlands, Norway and Taiwan.

•	Alternatively, you may submit the Notice to Withdraw from the Offer by fax to Shareholder Services, Novell, at one of the following fax numbers: (408) 967-5669, (801) 861-7976 or (509) 752-8002.

•	Alternatively, you may submit the Notice to Withdraw from the Offer by personal delivery (but not by intercompany mail) or registered mail or overnight courier addressed to Shareholder Services, Novell, Inc., 2211 North First Street, San Jose, CA 95131.

If Novell extends the offer, this Notice to Withdraw from the Offer must be received by Shareholder Services, Novell, Inc. by the date and time of the extended expiration of the offer.

The method by which you submit the Notice to Withdraw from the Offer is at your discretion and risk, and the submission will be deemed made only when actually received by the Company. In all cases, you should allow sufficient time to ensure timely submission. We intend to confirm the receipt of your Notice to Withdraw from the Offer within 24 hours; if you have not received such a confirmation of receipt, it is your responsibility to ensure that your Notice to Withdraw from the Offer has been received by us.

By submitting a Notice to Withdraw from the Offer, you have withdrawn all of your tendered options from the offer. You may change your mind, however, and re-elect to participate in the offer up until the expiration time in accordance with the terms and conditions of the Offer to Exchange.

If you wish to change your election with respect only to particular eligible options, you should complete and submit a new Election Form instead. As explained in the Offer to Exchange and your Election Form, you may select individual eligible option grants to be tendered for exchange. You do not have to tender all your option grants, but for each individual grant you do choose to tender, you must tender the entire unexercised portion. Upon receipt of such a new, properly filled out, signed and dated Election Form, any previously submitted Notice to Withdraw from the Offer will be disregarded and will be considered replaced in full by the new Election Form.

(i)

Although it is our intent to send you a confirmation of receipt of this Notice to Withdraw from the Offer, by signing this Notice to Withdraw from the Offer (or a facsimile of it), you waive any right to receive any confirmation.

2. Other Information on This Notice to Withdraw from the Offer.

In addition to signing this Notice to Withdraw from the Offer, you must print your name and indicate the date and time at which you signed. You must also include a current e-mail address and your employee workforce identification number.

3. Requests for Assistance or Additional Copies.

We ask that you read the Offer Documents in full prior to using the resources listed below. The following resources are available to provide you with information about the offer:

•	Our Stock Option Exchange Web Site on Novell’s Innerweb at https://innerweb.novell.com/organizations/finance/shareholder_services/, which is available 24 hours a day, seven days a week, and includes all of the Offer Documents;

•	Our Stock Option Exchange E-Mail Hotline at shareserv@novell.com; and

•	Our Stock Option Exchange Telephone Hotline: (408) 967-8644.

The hotlines cannot assist you in making a decision about whether or to what extent to participate in the offer or provide you with counseling or information beyond what is included in the Offer Documents.

You may also request additional copies of the Offer to Exchange or this Notice to Withdraw from the Offer by contacting Shareholder Services, Novell, Inc., 2211 North First Street, San Jose, CA 95131; e-mail: shareserv@novell.com; or telephone number (408) 967-8644. Copies will be furnished promptly at Novell’s expense.

4. Additional Documents to Read.

Be sure to read all of the Offer Documents, including the Offer to Exchange and the memorandum from Betty DePaola dated May 14, 2003 before deciding to withdraw from the offer.

5. Important Tax Information.

If you are subject to taxes in the United States, you should refer to Section 20 of the Offer to Exchange, which contains important U.S. federal income tax information. If you are subject to the taxes of a country outside the United States, you should refer to Sections 21 through 55 of the Offer to Exchange, as appropriate, which contain important tax information that may apply to you.

(ii)